Wako Logistics Group, Inc Correspondence

Mr. Michael Fay
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3561

Re: Wako Logistics Group, Inc.
File No. 333-113564
Form 10-KSB for year ended December 31, 2005

Dear Mr. Fay:

We are pleased to provide this letter in response to your letter dated September 7, 2006, in which additional information is requested in respect of certain information included in Form 10-KSB filed by Wako Logistics Group, Inc. (“WLG”, or Company”) for the year ended December 31, 2005.

For your convenience we have repeated in full and in the same order the questions in your letter of September 7, 2006. Our response follows each question.

Report of Independent Public Accountant, page F-1

1.
Reference is made to Item 14 - Principal Accountant Fees and Services (page 44) where you disclose in note 3 that independent accountants, other than Moores Rowland Mazars, performed audits on your U.S. and Australian subsidiaries. We note that the only audit report in the filing is from Moores Rowland Mazars. It is unclear whether Moores Rowland Mazars, as principal auditor, is taking full responsibility for your consolidated financial statements. Otherwise, if Moores Rowland Mazars is not taking full responsibility they should make reference to the other auditor(s) including their work performed and the separate audit report(s) of the other auditor(s) should be furnished in an amended Form 10-KSB. Refer to Rule 2-05 of Regulation S-X and paragraphs 12 and 13 in Section 508 (Reports on Audited Financial Statements) in the Certification on Auditing Standards. Please confirm that your principal auditor took full responsibility on the audit of the consolidated financial statements or revise, accordingly.

WLG’s response to question 1:

We are pleased to confirm that Moores Rowland Mazars, as principal auditor of our December 31, 2005, consolidated financial statements did take full responsibility for those statements. Specifically, we provided a copy of your letter to Moores Rowland Mazars and received the following reply from that firm:

“Moores Rowland Mazars (MRM) confirmed that it takes full responsibility on the audit of the consolidated financial statements. MRM also advised that its audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board, in particular, the Amendment to Interim Auditing Standards of PCAOB AS3 - Part of Audit Performed by Other Independent Auditors.”

Note 2—Significant Accounting Policies - Revenue Recognition, Page F- 11

2.
In the third paragraph under Revenue Recognition, you disclose that “revenues related to shipments are recognized when freight is received from the shipper (for import freight) or when freight leaves the carrier’s terminal (for export freight) with accrual of the estimated direct costs to complete delivery of the freight-in-transit.” This revenue policy is based on method 2, as provided in EITF 91-9. Although this EITF consensus only specifies that method 1 is not acceptable and the SEC Observer solely stated that a change from method 1 to method 2 would not be appropriate, method 2 is not a preferable method. We believe that registrants that use method 2 must demonstrate that the effect of using method 2 over a preferable method has not been materially different on a quarterly and annual basis. In this regard, if you can confirm that method 2 has not been materially different on this basis then the disclosure in future filings should be expanded to provide management’s representation that the use of method 2 over a preferred method has not materially impacted the historical financial statements on both a quarterly and annual basis. In the alternative, if material, you should change to a preferable method. Please advise and revise accordingly.

WLG’s response to question 2:

WLG is a freight forwarding company and is not a “freight service company,” “freight carrier” or “motor carrier” as referenced in EITF Issue No. 91-9. The Company does not own or operate any aircraft, ships, trucks, river barges or railroad cars.

The Company’s primary business is freight forwarding. As such, the Company, in the normal course of its business, acts as an “indirect carrier” by contracting with third party asset-based freight transportation companies to provide transportation assets required for the shipment of freight.

As background, WLG contracts with common carriers to consolidate and transport freight shipments to and from various locations around the world on behalf of its customers. It arranges with third parties for the pick up and delivery of freight rather than acting itself as the carrier of the freight. As part of its normal services, the Company may contract with other parties to pick up freight at the customer’s location for either delivery of the goods directly to a commercial carrier or to a third party warehouse where the Company (or an unrelated party) may be engaged to provide a range of value-added services, such as packing or consolidation of a shipment before the goods are delivered to the applicable commercial carrier. The commercial carrier will then transport the goods to the destination airport, seaport, warehouse, or railway station for delivery to a common carrier. Depending on the specific instructions from its customer, which may vary by shipment, the Company may also perform or arrange for the customs clearance and then, through the use of third party carriers, it may also have the goods delivered to the recipient’s location.

A common carrier loads goods at a point of origin and delivers them to the place of destination. This is a single transaction and is normal to all common carriers. The services provided by WLG are distinguishable to those of an asset based common carrier because services performed by WLG may vary with each transaction and may be more correctly viewed in terms of a series of discrete transactions rather than a single transaction beginning at the shipper’s door and ending at the consignee’s door. For example, the delivery of goods from the shipper’s door to the port of departure represents one discrete shipment, and is almost always effectuated by a carrier different from the carrier providing the transportation of the goods by sea or air. Transporting goods to the point of destination can and is, in practice, contracted for as a separate transaction. The carriage of goods from the port of departure to the port of arrival is another discrete shipping transaction, and the asset-based shipper is compensated for this part of the transaction. WLG renders an invoice at the time the common carrier takes possession of the shipment, and bills its customer for arranging the pick-up and delivery of the goods to the common carrier, and for contracting with that carrier to transport the shipment to the port of destination.

Finally, the delivery of the goods from the port of arrival to the consignee’s door is a third transaction, and, in fact, may include several transactions such as inland trucking, storage and customs clearance. WLG may or may not be asked to arrange one or all of these services, and if it is not asked to do so, may not know when these latter services are completed. Assuming WLG is asked by its customer to perform these services, it normally engages other parties to complete these tasks, and then issues a separate invoice at the time these services are completed.

The Company’s contractual relationships with its customers and third party asset-based carriers are interpreted using various international conventions including the guidance contained in Incoterms, the official International Chamber of Commerce (ICC) rules for the interpretation of trade terms. Bills of lading issued by the Company under these contracts state “Charges for the Services shall be deemed fully earned and non-refundable upon receipt of the goods by the Carrier.”

To recap, the Company recognizes revenue and related expenses based on the type of service provided and the nature of the associated charges. Revenues for freight forwarding services comprise the majority of the Company’s revenues, accounting for about 73% and 60% of WLG’s gross revenues for the year ended December 31, 2005, and the three months ended March 31, 2006, respectively. The following are the major types of services provided by the Company:

1)	Freight forwarding
a)	Import
b)	Export
2)	Customs clearance
3)	Cartage and other services

In the case of import freight forwarding, revenues and associated expenses are recognized when the shipment arrives at its contracted destination and possession of the goods is transferred from the overseas carrier. At that point the Company has completed the shipment services contracted for by the importer. In addition, and in practice, no significant lag time exists between the arrival, customs clearance and delivery of goods to the customer. As described in “SEC Staff Accounting Bulletin: No. 101 - Revenue Recognition in Financial Statements,” the following criteria have been met:

1.	The Company has persuasive evidence, in the form of a signed contract, bill of lading, or other customer communication of the existence of an arrangement,
2.	Services have been rendered as contracted for,
3.	The price for the services provided has been established, and
4.	The right to receive payment and collectibility have been reasonably assured.

In a representative import transaction, a customer will contract with the Company for it to arrange for a third party air or sea carrier to accept the freight at the point of origin for delivery to the port of arrival. Once the goods arrive at the destination port, the contracted service has been completed. A customer may also ask that the Company arrange for additional ancillary services, such as customs clearance and land delivery to the importer’s location. Revenues for these services are recognized when the services have been completed. In most cases, these services are billed to customers on invoices that contain charges only for these activities

In the case of export freight forwarding transactions, revenues and associated expenses are recognized when the carrier takes possession of the shipment at the point of origin. At that point, the Company has completed its service for which the customer had contracted and has the right to receive payment. Under “SEC Staff Accounting Bulletin: No. 101 - Revenue Recognition in Financial Statements,” the following criteria have been met:

1.	The Company has persuasive evidence, in the form of a signed contract, bill of lading, or other customer communication of the existence of an arrangement,
2.	Services have been rendered as contracted for,
3.	The price for the services provided has been established, and
4.	The right to receive payment and collectibility have been reasonably assured.

In a representative export transaction, the Company arranges with a third party to deliver the freight to the ocean or air carrier at the port of origin. Once the goods arrive at the port and the carrier has taken possession of the goods for overseas transport, the contracted service has been completed.

In reviewing the nature of its ocean export transactions, WLG does not believe that it has “freight in transit” as that term is used in EITF 91-9. More specifically, WLG is charged with and is compensated for contracting with a third party to pick-up and deliver a customer’s goods to a common carrier, and for arranging with the common carrier to transport the goods. WLG is compensated for contracting for these services and is not compensated for transporting the goods.

In the preceding paragraphs the Company has discussed its method of revenue and expense recognition and believes that the guidance set forth in Method 3 of EITF No. 91-9 is not directly on point with respect to the Company’s business model. The Company, therefore, has relied on and followed the general guidance on revenue recognition provided by concepts promulgated by the FASB and AICPA.

If, however, the Company were to apply the revenue and expense recognition policies set forth in Method 3 of EITF No. 91-9, the Company believes the results of operations and financial position at the end of any quarter or year-end would not be materially different than previously reported.

As described above, the revenues and costs associated with export shipments are recorded prior to the shipment’s arrival at its ultimate destination. In general, the only freight shipments, import and export, that are not delivered by a common carrier within one or two days to the port of destination are export shipments by sea. These shipments generally take two to three weeks to reach their port of destination. The Company has reviewed the results of its ocean export transactions as reported and has concluded that they are not materially different than what would have been reported under Method 3 as described in EITF No. 91-9. (See tables below) That is to say, that revenues and direct costs associated with ocean shipments, as reported, are not materially different than would have been reported if all revenue and associated costs were recognized after the freight arrives at the port of destination.

Accordingly, the Company has reviewed its ocean export transactions with arrival dates after December 31, 2005 through January 31, 2006, and after March 31, 2006, through April 30, 2006, respectively. We also note that the Company’s first quarter is normally its slowest quarter, so that the ratio of “in-transit freight” to gross revenues and gross profit should be the greatest at the end of the first quarter for any calendar year. The comparisons of “in-transit freight” to revenues and gross profit are presented in the following tables for the year ended December 31, 2005, and the three months ended March 31, 2006:

		Revenue	Cost	Gross profit
Test for calendar year - 2005		USD	USD	USD

WLG results for 2005	a	52,723,000	43,581,000	9,142,000

Shipments prior to and not
delivered by Dec. 31, 2005	b	383,709	302,144	81,565

Percentage to total	b/a	0.73%	0.69%	0.89%

Test utilizing 2004 and 2005

Shipments prior to and not
delivered by Dec. 31, 2005	b	383,709	302,144	81,565

Shipments prior to and not
delivered by Dec. 31, 2004	c	(206,556)	(160,349)	(46,207)

Net effect of year-end shipments	d	177,153	141,795	35,358

Percentage to total	d/a	0.34%	0.33%	0.39%

		Revenue	Cost	Gross profit
Test for Quarter ended March 31,2006		USD	USD	USD

WLG result for the quarter ended March 31, 2006	a	19,682,000	16,536,000	3,146,000

Shipments prior to and not delivered by March 31, 2006	b	341,695	254,001	87,694

Percentage to total	b/a	1.74%	1.54%	2.79%

Test utilizing Mar.31, 2006 and Dec.31, 2005

Shipments prior to and not delivered by March 31,2006	b	341,695	254,001	87,694

Shipments prior to and not delivered by Dec.31, 2005	c	(383,709)	(302,144)	(81,565)

Net effect of period-end shipments	d	(42,014)	(48,143)	6,129

Percentage to total	d/a	-0.21%	-0.29%	0.19%

The above tables demonstrate that the revenues and gross profit reported under the accounting method used by WLG for its ocean export business does not differ materially from the results obtained if Method 3 of EIFT 91-9 were used. And, when considering the reversal of amounts related to prior periods, the revenue and gross profit related to overseas export shipments considered to be “in-transit” is even less significant.

Therefore, the Company believes that the results that would be reported under Method 3 of EITF No. 91-9 would not be materially different than those reported under the Company’s current revenue recognition policies.

In future filings, we will expand our disclosure to provide management’s representation that the accounting method used to recognize revenues and related expenses does not yield a financial result that is materially different than that of Method 3 of EITF 91-9, and that the method used has not materially impacted our historical financial statements.

* * * * * * *
We hope our letter is fully responsive to the questions in your letter of September 7, 2006. If you have additional questions or require more information, please contact me at your earliest convenience.

Sincerely,

/s/David Koontz
_____________
David Koontz
Chief financial officer